Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

Handy & Harman Ltd.
White Plains, New York

We hereby consent to the inclusion of our reports dated October 14, 2015, with respect to the consolidated balance sheets of ModusLink Global Solutions, Inc., formerly CMGI, Inc., as of July 31, 2015 and July 31, 2014 and the related consolidated statements of operations, comprehensive loss, stockholders' equity and cash flows for each of the years in the two-year period ended July 31, 2015 and the effectiveness of ModusLink Global Solutions, Inc.’s internal control over financial reporting as of July 31, 2015, which reports appear as an exhibit in the December 31, 2015 annual report on Form 10-K of Handy & Harman Ltd.

/s/ BDO USA, LLP

Boston, Massachusetts
February 26, 2016